Exhibit 99.1

DouYu International Holdings Limited Filed Its Annual Report on Form 20-F

WUHAN, China, April 30, 2021 /PRNewswire/ — DouYu International Holdings Limited (“DouYu” or the “Company”) (Nasdaq: DOYU), a leading game-centric live streaming platform in China and a pioneer in the eSports value chain, today announced that it has filed its annual report containing its audited consolidated financial statements for the fiscal year ended December 31, 2020 on Form 20-F with the Securities and Exchange Commission (the “SEC”) on April 30, 2021 Eastern Time. The annual report can be accessed on DouYu’s investor relations website at http://ir.douyu.com/ and on the SEC’s website at http://www.sec.gov. The Company will provide hard copies of the annual report, free of charge, to its shareholders and ADS holders upon request. Requests should be directed to ir@douyu.tv.

About DouYu International Holdings Limited

Headquartered in Wuhan, China, DouYu International Holdings Limited (Nasdaq: DOYU) is a leading game-centric live streaming platform in China and a pioneer in the eSports value chain. DouYu operates its platform on both PC and mobile apps, through which users can enjoy immersive and interactive games and entertainment live streaming. DouYu’s platform brings together a deep pool of top live streamers. By providing a sustainable streamer development system built on advanced technology infrastructure and capabilities, DouYu helps ensure a consistent supply of quality content. Through collaborations with a variety of participants across the eSports value chain, the Company has gained coveted access to a wide variety of premium eSports content, which further attracts viewers and enhances user experience. For more information, please see http://ir.douyu.com/.

Investor Relations Contact

Mao Mao

DouYu International Holdings Limited

Email: ir@douyu.tv

Phone: +1 (646) 224-6934

Xinran Rao

ICR, Inc.

Email: DouYu.IR@icrinc.com

Phone: +1 (646) 224-6934

Media Relations Contact

Iris Ding

DouYu International Holdings Limited

Email: pr_douyu@douyu.tv

Phone: +1 (646) 308-1475

Edmond Lococo

ICR, Inc.

Email: DouYu.PR@icrinc.com

Phone: +1 (646) 308-1475